WOODSIDE

RECEIVED

2 April 2007

07022823

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Form 604 notice of change of interests of substantial holder – Geodynamics Limited
- Appendix 3Y Change of Director's Interest Notice – Broadbent, Fraunschiel, Goode and McEvoy

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
APR 26 2007
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	**GEODYNAMICS LIMITED**
ACN/ARSN	**095 006 090**

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD and each of its associates as set out in Annexure to this Notice (such associates are together known as the "Group Companies")**
ACN/ARSN (if applicable)	**004 898 962**

There was a change in the interests of the substantial holder on	30 March 2007
The previous notice was given to the company on	27 April 2006
The previous notice was dated	27 April 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	11,554,503	10.49%	11,554,503	9.33%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17/05/06	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 27,133 shares issued to a consultant in consideration for professional services rendered and 17,341 shares issued to a counterparty under a Collaborative Research Agreement through the University of Queensland governed by the Australian Research Council Linkage Projects Funding Contract.	Nil	11,554,503 fully paid ordinary shares	11,554,503
16/06/06	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 775,194 shares issued to Century Drilling Limited in consideration for professional services rendered.	Nil	11,554,503 fully paid ordinary shares	11,554,503
11/09/06	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 366,665 shares issued as a result of the exercise of options under the company's 2002 Director & Employee Incentive Share & Option Plan.	Nil	11,554,503 fully paid ordinary shares	11,554,503

02/11/06	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 71,154 shares issued to an energy industry specialist consulting firm in consideration for professional drilling, engineering and advisory services rendered.	Nil	11,554,503 fully paid ordinary shares	11,554,503
22/02/07	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 7,800,000 shares issued pursuant to a placement announced to market on 21 February 2007.	Nil	11,554,503 fully paid ordinary shares	11,554,503
13/03/07	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 84,060 shares issued to a consultant in consideration for professional services rendered.	Nil	11,554,503 fully paid ordinary shares	11,554,503
30/03/07	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 4,200,000 shares issued pursuant to a placement announced to market on 21 February 2007 and 325,000 shares issued as a result of the exercise of 31 August 2007 options.	Nil	11,554,503 fully paid ordinary shares	11,554,503

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd and Group Companies	Metasource Pty Ltd	Metasource Pty Ltd	Metasource Pty Ltd by reason of section 608(1) of the Corporations Act. Woodside Petroleum Ltd and Group Companies by reason of section 608(3) of the Corporations Act.	11,554,503 fully paid ordinary shares	11,554,503

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Group Companies	Wholly owned subsidiaries

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd and Group Companies	240 St Georges Terrace, Perth, Western Australia 6000
Metasource Pty Ltd	240 St Georges Terrace, Perth, Western Australia 6000

Signature

print name Robert COLE capacity Secretary

sign here [signature] Date 2 April 2007

Annexure to Notice of change of interests of substantial holder
WOODSIDE GROUP COMPANIES

COMPANY NAME	ACN
Woodside Petroleum Ltd.	004 898 962
CONTROLLED ENTITIES	
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania BV	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194
Woodside West Africa Pty. Ltd.	110 662 327
Woodside Energy Technologies Pty. Ltd.	111 767 232
Woodside China Liaison Pty. Ltd.	113 193 918
Woodside Japan Liaison Pty. Ltd.	113 193 963
Woodside Natural Gas Inc.	N/A
Woodside Energy (Norway) Pty. Ltd.	114 102 439
Woodside Energy (M.E.) Pty. Ltd.	115 808 707
Gryphon Exploration Company	N/A
Woodside Energy Australia Asia Holdings Pte. Ltd.	N/A
WelCap Insurance Pte. Ltd.	N/A
Woodside Energy Middle East and Africa Pty. Ltd.	119 527 301
Woodside Browse Pty. Ltd.	120 237 381
Woodside Burrup Pty. Ltd.	120 237 416
Woodside Energy (Korea) Pte. Ltd.	N/A
Gander Inc.	N/A
Pluto LNG Pty. Ltd.	121 407 216
ABD Inc.	N/A
Woodside Offshore LLC.	N/A
Burrup Train 1 Pty. Ltd.	122 234 306
Burrup Facilities Company Pty. Ltd.	122 234 539
Woodside Energy Holdings (South America) Pty. Ltd.	122 445 523
Woodside Energia (Brasil) Investimento em Exploração de Petróleo Ltda.	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich FRAUNSCHIEL
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee of ordinary shares held by Mr Erich Fraunschiel <The Fraunschiel Family A/C> Montrose Investments (WA) Pty Ltd as trustee for the Fraunschiel Family Trust
Date of change	28 March 2007
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 72,702 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 2,702 • Mr Erich Fraunschiel <The Fraunschiel Family A/C> = 20,000 • Montrose Investments (WA) Pty Ltd as trustee for the Fraunschiel Family Trust = 50,000
Class	Ordinary
Number acquired	1,090
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$38455.20
No. of securities held after change	Direct = 0 ordinary shares Indirect = 73,792 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 2,702 • Mr Erich Fraunschiel <The Fraunschiel Family A/C> = 20,436 • Montrose Investments (WA) Pty Ltd as trustee for the Fraunschiel Family Trust = 50,654
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the terms and conditions of the Company's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest of ordinary shares held by: • Chabar Pty. Ltd. • Ravenscourt Pty. Ltd. Trustee for Beta Gamma Pty. Ltd. <Walsh Street Superannuation A/C>
Date of change	28 March 2007
No. of securities held prior to change	Direct = 2,000 ordinary shares Indirect = 260,677 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 107,677 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 31,000 • ASGARD Capital Management Ltd as trustee of Superannuation Fund Number 338 664 954 = 15,000
Class	Ordinary
Number acquired	3,052

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$107,674.56
No. of securities held after change	Direct = 2,043 ordinary shares Indirect = 263,686 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 107,677 • Beta Gamma Pty. Ltd. = 21,457 • Chabar Pty. Ltd. = 87,876 • Ravenscourt Pty. Ltd. = 31,676 • ASGARD Capital Management Ltd as trustee of Superannuation Fund Number 338 664 954 = 15,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the terms and conditions of the Company's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Ian McEVOY
Date of last notice	1 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest held by Bond Street Custodians Limited (Account: McEvoy Family Trust)
Date of change	28 March 2007
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 2,500 ordinary shares held by Bond Street Custodians Limited (Account: McEvoy Family Trust)
Class	Ordinary
Number acquired	54
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,905.12

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 0 ordinary shares Indirect = 2,554 ordinary shares held by Bond Street Custodians Limited (Account: McEvoy Family Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the terms and conditions of the Company's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Associate interest in ordinary shares held by Varisel Pty Ltd.
Date of change	28 March 2007
No. of securities held prior to change	Direct = 20,000 ordinary shares Indirect = 27,633 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 22,633 • Varisel Pty Ltd = 5,000
Class	Ordinary
Number acquired	109
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,845.52

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 20,000 ordinary shares Indirect = 27,742 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 22,633 • Varisel Pty Ltd = 5,109
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the terms and conditions of the Company's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

END

+ See chapter 19 for defined terms.